UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

Commission File Number: 000-29201

    /_/ Form 10-K /_/ Form 20-F /_/ Form 11-K /X/ Form 10-QSB /_/ Form N-SAR

For Period Ended: June 30, 2002

(Check One):

                                        [ ] Transition Report on Form 10-K
                                        [ ] Transition Report on Form 20-F
                                        [ ] Transition Report on Form 11-K
                                        [ ] Transition Report on Form 10-Q
                                        [ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.



Copies of Communications Sent to:

                                      Donald F. Mintmire, Esq.
                                      Mintmire & Associates
                                      265 Sunrise Avenue, Suite 204
                                      Palm Beach, FL 33480
                                      Tel: (561) 832-5696
                                      Fax: (561) 659-5371

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART 1 -- REGISTRANT INFORMATION

                            ELVA INTERNATIONAL, INC.
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                             Full Name of Registrant


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                            Former Name if Applicable

                          222 Lakeview Avenue, PMB 415
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            Address of Principal Executive Office (Street and Number)

                         West Palm Beach, Florida 33401
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                            City, State and Zip Code


                       PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Registrant's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002 could not be filed within the prescribed time period because the financial statements could not be prepared by the Company within such time period due to the accounting firm being unable to complete the review without unreasonable effort and expense.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


Donald F.  Mintmire, Esq.         (561)          832-5696
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(Name)                            (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

    [X] Yes     [_] No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [_] Yes     [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.




                                   ELVA, INC.
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                  (Name of Registrant as Specified in Charter)



has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




   Date: August 14, 2002               BY: /s/ Eric Danon
                                            -------------------------------
                                            Eric Danon
                                            President, CEO and Director






Exhibit 99.1


                                DURLAND & COMPANY
                            CERTIFIED PUBLIC ACCOUNTS
                           A PROFESSIONAL ASSOCIATION
                               232A ROYAL PALM WAY
                              PALM BEACH, FL 33480
                          (561) 822-9995 * FAX 822-9942



August 14, 2002



Elva, Inc.
West Palm Beach, FL   33401


Gentlemen:

We are unable to complete the review of the financial statements of Elva, Inc. as of June 30, 2002 and for the quarter then ended in time for the Company's Form 10-QSB to be filed timely, due to unforseen circumstances.


Sincerely,

/s/ Durland & Company
Durland & Company



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